

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

July 24, 2009

H. Kerr Taylor, President
REITPlus, Inc.
8 Greenway Plaza, Suite 1000
Houston, Texas 77046

   Re: **REITPlus, Inc,**
     Amendment No. 1 to Registration Statement on Form S-4
     Filed July 10, 2009
     File No. 333-159610

Dear Mr. Taylor:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In addition to the pre-merger diagram set forth on page 5, please consider additionally disclosing a post-merger diagram.

2. Please consider disclosing a transaction timetable so that investors in both companies can understand when the upcoming events related to the merger transaction are likely to occur.

3. We note that you have removed the proposal to "transact such other business as may properly come before the special meeting, or any adjournment or postponement thereof." Please note that discretionary authority cannot be used to

adjourn the meeting for the purpose of soliciting additional votes. If you believe you may adjourn the meeting for this purpose, please revise your notice and proxy card to indicate you are separately seeking authority from security holders to vote on this matter.

4. We note your response to our prior comment 45 and reissue that comment in part. Please disclose the financial projections used by KeyBanc to prepare the discounted cash flow analysis.

5. We note your response to our prior comment 48 and reissue the comment. We note that the KeyBanc performed a Net Asset Value Analysis and determined the NAV per share of AmREIT Common Stock to be in a range of $10.83 to $11.87. We also note that KeyBanc performed a Comparable Public Company Analysis and a Discounted Cash Flow Analysis which produced other ranges for the value per share of AmREIT Common Stock. Please provide more detailed disclosure to explain how the $10.83 to $11.87 range determined by the Net Asset Value Analysis impacted KeyBanc's fairness opinion as it relates to the conclusion that the valuation of AmREIT Common Stock used by management in determining the merger consideration was $9.50 per share.

Questions and Answers About the Merger and the Special Meetings, page 4

Q: Are there any conflicts of interest related to the merger?, page 5

6. Please also disclose the potential conflicts of interest related to the fact that the CEO and CFO of REITPlus are also the CEO and CFO of AmREIT.

Comparative per Share Data, page 19

7. We read your response to comment 20 and reviewed the revised disclosure. Given AmREIT is the legal target, please advise why you have not provided equivalent pro forma per share data for AmREIT as required by Item 3(f) of Form S-4. Additionally explain why you omitted disclosure of pro forma and equivalent pro forma book values per share for the year ended December 31, 2008.

Information About REITPlus, page 52

Investment Limitations, page 58

8. Please indicate whether any of these investment limitations may be changed by the officers and directors of REITPlus without a vote of security holders. Please see Item 12 of Form S-11.

Information About AmREIT, page 65

AmREIT Significant Properties, page 68

9. Please describe the general competitive conditions for your significant properties. Please see Item 14(e) of Form S-11.

United States Federal Income Tax Considerations, page 75

10. We noted your response to our prior comment 53. Please describe to us in detail, with a view toward disclosure in the registration statement, the different legal opinions regarding taxation that will be given in this transaction. Please tell us which parties will give each opinion and the timing of each opinion.

Annual Non-Equity Compensation, page 97

11. We note your response to our prior comment 60. You state that the calculation related to the CEO and CFO reaching 20% of their potential bonus appears in the far right hand column of the table. The disclosure in the paragraph above the table on page 97 states, however, that this table only relates to the CEO. Please clarify regarding the CFO.

Long-Term Incentive Compensation, page 98

12. We note your additional disclosure in response to our prior comments 61 and 62. Please also disclose how you measure "performance of real estate assets" when determining the amount of long-term equity incentive awards. Please also disclose how you measure "total shareholder return."

Draft Legal Opinion of Bass, Berry & Sims PLC

13. The draft legal opinion of Bass, Berry & Sims PLC does not contain the required consent to file the opinion with the SEC as an exhibit to the Form S-4 registration statement. In addition, the draft legal opinion states that it is for the information and use of the addressee and may not be relied upon for any purpose or by any other person or filed with any governmental agency without consent. It is inappropriate to state or imply that this legal opinion is only for the benefit of the company or the board or that only the company or the board may rely on it. Please have your legal counsel amend its draft legal opinion accordingly.

Additionally, we note that section 8.1(e) of the merger agreement dated July 10, 2009 states that a condition of merger is the receipt from Bass, Berry & Sims PLC to the effect that the merger should be treated for federal income tax purposes as a 368 reorganization and that this condition is waivable by the parties to the merger.

Please confirm to us that you will recirculate and resolicit the prospectus if the condition is waived and the change in tax consequences is material.

Finally, please remove the "Circular 230 Disclosure" from the draft legal opinion.

Annex A – Unaudited Pro Forma Condensed Consolidated Financial Statements

Pro Forma Condensed Balance Sheet

Footnote (1), page A-4

14. In your response to comment 65, you state the purchase price is based on the number of REITPlus shares multiplied by the fair value of AmREIT common stock. Clarify how your valuation of the consideration transferred complies with the guidance in paragraph 39 of SFAS 141(R), which states the consideration transferred in a business combination should be based on the fair value of the equity interests issued by the acquirer.

15. Please explain the discrepancy between the $9.3 million adjustment to your pro forma balance sheet for the conversion premium and the $10.2 million presented in your recapitalization table.

Footnote (2), pages A-4 and A-5

16. We considered your response to comment 66 and note the additional disclosure regarding the range of equity values determined as part of KeyBanc's fairness opinion. However it is still unclear to us how you used that information and those ranges to determine that $9.50 represents the fair value of a Class A share. Also, in light of the fact that the Net Asset Value analysis resulted in a range of $10.83 to $11.87, which is above the $9.50 per share amount, it is not clear how you used this information to support the share value. Please provide an expanded discussion of your analysis.

17. Additionally we note your response to comment 66 refers to values of $11.00 and $10.55 per share to be received upon conversion of Class C and Class D shares, respectively. Please clarify whether the $11.00 and $10.55 values are specified in the shareholder agreements.

18. As indicated in your response to comment 68 you have excluded the historical balance sheet of REITPlus from your pro forma presentation on page A-3. Please tell us how this presentation complies with Article 11 of Regulation S-X. To the extent that you include the historical REITPlus balance sheet in a future amendment, provide a detailed reconciliation in your footnotes for any fair value adjustments made to the REITPlus assets and liabilities. In that regard also

include a discussion of how you calculated the fair values, particularly your interest in Shadow Creek Ranch.

19. Additionally as noted in comment 68 you have reflected unallocated purchase consideration in your pro forma balance sheet. Please clarify what this balance is meant to represent and how you determined maintaining unallocated amounts complies with the guidance in SFAS 141(R).

20. We note on page 40 that AmREIT owns 100,000 OP units of REITPlus OP. Please tell us how you accounted for these units in your pro forma financial statements. Refer to paragraph 34 of SFAS 141R.

21. We note that your response to comment 69 refers to the fact that the transactions costs are directly attributable to the merger and therefore not included in the pro forma Statement of Operations. However, Article 11 of Regulation S-X states that adjustments should be made which give effect to events that are directly attributable to the transaction. Given this, please revise to clarify your basis for excluding these amounts. Similarly we note your revised disclosure in footnote (c) to your Pro Forma Statements of Operations includes a similar reference with respect to the premium. Address this disclosure in your response as well.

Pro Forma Condensed Statement of Operations

22. We note that your response to comment 70 and your revised disclosure refers to a reduction in total annual distribution of $1.6 million. Please tell us and disclose how you determined the $1.6 million reduction.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jamie John at (202) 551-3446 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: John A. Good, Esq.
        Laura R. Brothers, Esq.